

February 3, 2012

Via E-mail
Mr. Kevin Kelly
Chief Accounting Officer & Controller
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, TX 77056

> **Re:** **Synthesis Energy Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 28, 2011**
> **File No. 1-33522**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies, Impairment Evaluation of Long-Lived Assets, page 38

1.  We note the disclosures you provide related to impairment evaluations, specifically those related to the ZZ Joint Venture plant and the equity method investment in the Yima Joint Venture. Please revise your disclosures in future annual and quarterly filings to:
    *   clearly indicate if each of the assets was tested for impairment during each period presented and, if not, explain why; and
    *   provide additional information related to the most significant assumptions underlying the impairment analyses for each asset, including the time period in which you estimate each asset will begin to generate positive cash flows.

    Please show us your proposed future disclosures.

<u>Financial Statements, page 42</u>

<u>Note 10 – Commitments and Contingencies, page 64</u>

2.      We refer to the litigation you disclose on page 64.  Based on the first paragraph of your disclosures, it is not clear to us whether you believe a material loss related to this matter, or any other matter, is remote, reasonably possible, or probable.  Please be advised that:

- if you believe a material loss is remote, revise future annual and quarterly filings to clarify that assessment;

- if you believe a material loss is reasonably possible, revise future annual and quarterly filings to quantify the amount of damages being sought and to disclose the range of the reasonably possible loss or disclose that a range cannot be estimated.  If you disclose that a range cannot be estimated, provide us sufficiently detailed information explaining why; and

- if you believe a material loss is probable, revise future annual and quarterly filings to disclose the amount accrued.

Please show us your proposed future disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief